Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s and WellPoint’s Annual Report on Form 10-K for the year ended December 31, 2003 and Anthem’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in the Amendment No. 1 on Form 10-K/A filed with the SEC by WellPoint on April 29, 2004. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Anthem and WellPoint made the following joint presentation on May 6, 2004:

Anthem®

Larry Glasscock, Chairman & Chief Executive Officer

WELLPOINT℠

David Colby, Executive Vice President & Chief Financial Officer

May 6, 2004

1 5/4/2004 11:01 AM

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint's Annual Report on Form 10-K for the year ended December 31, 2003 as amended by Amendment No. 1 on Form 10K/A.

2 5/4/2004 11:01 AM

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in the Amendment No. 1 on Form 10K/A filed with SEC by WellPoint on April 29, 2004 Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Agenda

• WellPoint Profile

• Anthem Profile

• Merger Summary

This presentation contains non-GAAP financial measures, as defined in the rules of the Securities and Exchange Commission. As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available at the WellPoint website, which can be found at www.wellpoint.com.

WellPoint Profile

• Second largest health plan in U.S.

• Broad range of medical and specialty products

• Organized by customer segment with a diverse customer base

• Regional geographic focus

• One Company, multiple brands

Non-Blue Brands

Broad Product Choice

Pharmacy

Dental Behavioral Health

Life/Long Term Care

Disability

Medical Management

Network Access

CHOICE = VALUE

Organized by Customer Segment . . .

Market Segment Size

Individual 1

Senior 1

Small Group 2 – 50

Key Accounts 51 – 250

Major Accounts 251 – 2,000

Special Accounts 2,001+

Public Entities* varies

State Sponsored Programs** varies

* Employees of schools, municipalities, Federal Employees Program

** Beneficiaries of Medicaid, State Children Health Insurance Program and similar programs to better understand and meet the unique needs of these customers

Diverse Customer Base

March 31, 2004 Enrollment

448,000 Seniors

6,414,000 Large Group ASO*

4,065,000 Large Group Insured

847,000 Medi-Cal

654,000 Other State Sponsored Programs

1,524,000 Individual

1,425,000 Small Group

* Includes 1.0 million network access members and 1.2 million BlueCard “host” members

Regional Concentration

- Health care is locally delivered and locally consumed
- Better network leverage
- Greater actuarial precision
- More efficient marketing/operations



Blue Cross license service areas
UNICARE regions
HealthLink states (also includes Missouri, Indiana & Illinois)

9

WELLPOINT

Membership Growth



Total Medical Membership
(in thousands)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2,797
4,485
6,638
6,892
7,515
8,201
10,908
13,811
15,011
15,377
1995
1996
1997
1998
1999
2000
2001*
2002*
2003*
1Q04*

* Total medical membership as Dec. 31, 2001, 2002, and 2003 and March 31, 2004 includes BlueCard "host" members of 380, 587, 1,002 and 1,196, respectively

10

WELLPOINT

Membership Growth

(in thousands)

8000

BCC 3000 BCBSGA

7000

6000 2500

5000

4000 2000

1999 2000 2001 2002 2003 1Q04 2001 2002 2003 1Q04

“Same-store” Growth : (1) 950 BCBSMO

• 21% medical membership growth since 1999

• 20% growth in ISG business since 1999

• 121% growth in BlueCard Program “home” membership since 2001

900

2002 2003 1Q04

Note: Membership numbers exclude BlueCard “host” members.

(1) “Same-store” growth excludes members gained through acquisitions

Big Plans Will Get Larger

Top Ten Health Plans*

1995

Medical Members

Total Insured 223.7 Million

Top 10 = 61.1 Million

2003*

Medical Members

Total Insured 245.4 Million

Top 10 = 102.4 Million

* Top 10 Health Plans as of 9/30/03: UNH, WLP, AET, ATH, CI, Kaiser Foundation, HUM, Health Care Services Corp., HNT, WC

Source: Bear Stearns, Centers for Medicare & Medicaid Services, Office of Actuary, U.S. Census Bureau, and SEC filings of publicly traded companies

Fragmented Industry

Many smaller, regional players in key geographies

California

- Alameda Alliance for Health
- Care 1st Health Plan
- Chinese Community Health Plan
- Community Health Group
- Community Health Plan
- Contra Costa Health Plan
- Health Plan of San Joaquin
- Inland Empire Health Plan
- Interplan Corp
- One Health Plan of CA
- Primecare Medical Network
- ProMed Health Care Administrators
- Safeguard Health Plans
- San Francisco Health Plan
- Santa Clara Family Health Plan
- Scripps Clinic Health Plan
- Sharp Health Plan
- Sistemas Medicos Nacionales
- Universal Care
- Western Health Advantage

Georgia

- Athens Area Health Plan
- Columbus Physician Organization
- Healthcare, Inc.
- HealthOne
- Medical Resource Network
- One Health Plan of GA
- Phoebe Health Partners, Inc.

Illinois

- Harmony Health Plan of Ill.
- Health Alliance Medical Plans, Inc.
- Health Marketing, Inc.
- Healthcare's Finest Network
- One Health Plan of Ill., Inc.
- OSF HealthPlans, Inc.
- Quincy Health Care Management
- RCare PPO
- Rockford Health Plans
- The Preferred Plan, Inc.
- Trinity PHO, Ltd.
- Union Health Service, Inc.

Missouri

- Community Care Plus
- Community Health Plan
- Cox Health System, Inc.
- Family Health Partners
- FirstGuard Health Plan
- Group Health Plan
- Health Care USA, Missouri, LLC
- Mercy Health Plans of Mo. Inc.
- One Health Plan of Kansas/Missouri, Inc.

Texas

- Access Direct-A preferred Provider Network
- Advantage Care Network, Inc.
- Alliance Regional Health Network
- Brazos Valley Health Network
- Galaxy Health Network
- IntegraHome
- Preferred Care
- ProAmerica
- SETON Healthcare Network
- TexCare Partnership
- The MEGS Life & Health Ins. Co.
- USA Managed Care Organization

Represents more than 18 million lives in these states

Sources: InterStudy PPO Directory and Performance Repot 3.0; The InterStudy Competitive Edge, Part I: HMO Directory, July 1, 2002

13

WELLPOINT

Uninsured Opportunity

Uninsured		Potential Solutions
18 million • Moderate to high income • 11.4 million earn >300% FPL • 6.4 million earn 200–299% FPL	• Demonstrate value • Potential tax subsidies	• Existing commercial programs
14 million • Eligible for public programs but not enrolled • Earn <100% FPL	• Enrollment programs • Education • Community outreach	• Existing Medicaid and SCHIP Programs
9 million • Low income, not eligible for public programs • Earn 100-199% FPL	• Increased State funding ? • Federal assistance?	• Expanded government programs ?

Source: NIHCM Foundation, 2002, RWJF-sponsored project. Based on 2001 data.

14

WELLPOINT

Ethnic Outreach Programs

- Agent support
- Community programs
- Media relations
- Partnership activities



Examen Preventivo al Alcance de Todos
El Hispano

- Example: HealthyCheck Program in California
  - Experience higher incidence of preventable and manageable chronic diseases
  - Limited access to health care services
  - Affordable and convenient preventive health screenings
  - Partner with hospitals

WELLPOINT

15

Targeted Medical Management



WellPoint Membership
20%
80%
Members with chronic conditions
Asthma
Congestive Heart Failure
ESRD
Diabetes
Depression
Oncology
High risk pregnancy
Etc.
90%
WellPoint Membership
8%
24%
68%
WellPoint Medical Costs
70%
23%
7%

WELLPOINT

16

Cost Variations

USA TODAY
September 19, 2000
The operation you get often depends on where you live.

	Total Abdominal Hysterectomy	Cholecystectomy	Total Knee Replacement
CA Hospital A	$25,100	$27,000	$ 28,700
CA Hospital B	$ 2,200	$ 1,700	$ 3,000
GA Hospital A	$11,400	$12,500	$ 21,100
GA Hospital B	$ 2,800	$ 2,800	$ 8,700
MO Hospital A	$26,200	$18,200	$119,400
MO Hospital B	$ 3,100	$ 9,600	$ 24,900
TX Hospital A	$37,700	$18,600	$ 41,000
TX Hospital B	$14,700	$ 2,100	$ 24,700

17

WELLPOINT

Managing Rx Costs

Claritin OTC Conversion


Claritin
Claritin
ALAVERT
COSTCO

$3.00 per day | $.90 per day | $.50 per day | $.10 per day

18

WELLPOINT

Health Coaching Model

Physician Centric → RN Directed → Multi Disciplinary Health Coaching









Physician Centric: Constraints on physician time and resources do not allow for the in-depth counseling and assistance necessary for the effective treatment of chronic illnesses

RN Directed: RN gives didactic telephonic education without assessing member motivation or underlying barriers to change

Multi Disciplinary Health Coaching: Health Coaching is a multi-disciplinary, facilitative approach to enhance members' ability to self-manage conditions

19

WELLPOINT

WellPoint Pharmacy Management

- Fourth largest PBM with more than 31 million members
- Offers full spectrum of PBM services


Pharmacy Care Management
Clinical / Medical Management
Clinical Business Plan
Therapy Management
Patients-At-Risk
Intervention Programs
Disease Management
ReViewPoint®
Online Reporting
Consultative Services
Incentive Programs
Benefit Designs
Interventions
Account Management
Sales Support
Business Strategies
Formulary Management
Treatment Guidelines
P&T Committees
Manufacturer Discounts
Preferred Rx Programs
Prior Auth Center
Claims Processing
Claims Keying
Online DUR
PrecisionRx
Integrated Mail Service Pharmacy
Specialty Pharmacy
Network Management
National Network
Customized Local Networks
MAC Programs

- Provide innovative programs to manage drug trend
- Clinical programs are outcomes-focused and patient-centric

20

WELLPOINT

Other Specialty Products

Dental PPO, DHMO & FFS

Life Basic & supplemental group term, dependent coverage, AD&D

Disability Group STD & LTD

Behavioral Full range of Behavioral Health

Health services, including EAP plans

WC MCS Network management, bill review, medical management and case management, all on non-risk basis

Specialty Products Contribute to WellPoint’s Profitability

WellPoint Profitability*

Quarter Ended March 31, 2004

Specialty Segment

12%

88%

Health Care Segment

*Excludes Corporate and Other segment

Leveraging Technology Improve Margins

G & A Expense Ratio Trends*

278 bp improvement

* General and administrative expense ratio is calculated as a percentage of premium revenue and management services and other revenue combined

Operational Improvements

Medical Care Ratio (a) SG & A Ratio (b)

80.2% 79.7% 20.2%

80 20

18 17.0%

70

16

60 14

50 12

40 10 8 30 6 20 4

10 2

0 0

1Q98 1Q04 1Q98 1Q04

Investment Income/Pre-tax Income(c) Pre-Tax Margin (d)

40 35.2% 10 8.8%

35

8 7.3%

30

25 6

20 17.0%

15 4 10 2 5

0 0

1Q98 1Q04 1Q98 1Q04

(a) The medical care ratio represents health care services and other benefits as a percentage of premium revenue.

(b) The SG&A ratio represents selling expense and general and administrative expense combined as a percentage of premium revenue and management services and other revenue combined.

(c) Pre-tax income for the quarter ended March 31, 1998 is income from continuing operations before provision for income taxes and cumulative effect of accounting change. Pre-tax income for the quarter ended March 31, 2004 is income before provision for income taxes.

(d) Pre-tax margin represents pre-tax income (see footnote (c) above) as a percentage of premium revenue and management services and other revenue combined.

WLP Financial Highlights
Total Revenue
(in billions)
$
24
20
16
12
8
4
0
CAGR = 26%*
$4.0
$5.6
$6.5
$7.5
$9.2
$12.4
$17.3
$20.4
1996
1997
1998
1999
2000
2001
2002
2003
*As of December 31, 2003. CAGR = (FV/PV)^1/n –1, where FV is the future value, PV is the present value, and n is the number of years.
25
WELLPOINT


WLP Financial Highlights
Income from Continuing Operations(a)
(in millions)
1000
900
800
700
600
500
400
300
200
100
0
CAGR = 25%(f)
$198.5
$224.9 (b)
$263.0 (c)
$299.1 (d)
$342.3
$414.7
$660.9 (d) (e)
$935.2
1996
1997
1998
1999
2000
2001
2002
2003
(a) Before extraordinary items and cumulative effect of accounting change, if applicable
(b) 1997 income from continuing operations of $229.4 million excludes: i) $9.0 million of nonrecurring costs, net of tax, related to write-down of the Company's dental practice management operations, discontinuance of certain medical practice management operations, and severance and retention payments associated with the GBO acquisition, ii) $4.5 million charge, net of tax, associated with prior investments in certain distribution channels outside of California, and iii) $10 million of investment gains in HPI, net of tax
(c) 1998 income from continuing operations of $319.5 million excludes a charge of $29.0 million, net of tax, related to WellPoint's previous holdings in FPA Medical Management, Inc. and the impact of favorable IRS tax ruling of $85.5 million
(d) Due to issuance of FASB no.145, WellPoint reclassified the extraordinary gains and losses from the extinguishment of debt to interest expense. For the year ended December 31, 1999, WellPoint reclassified an extraordinary gain of $3.1 million (which included a tax expense of $1.2 million) to interest expense. For the year ended December 31, 2002, WellPoint reclassified an extraordinary loss of $6.3 million (which included a tax benefit of $2.5 million) to interest expense.
(e) 2002 income from continuing operations before extraordinary item of $694.1 million excludes $33.2 million of net realized investment gains, net of tax.
(f) As of December 31, 2003. CAGR = (FV/PV)^1/n –1, where FV is the future value, PV is the present value, and n is the number of years.
26
WELLPOINT

Agenda

• WellPoint Profile

• Anthem Profile

• Merger Summary

Anthem Profile

Maine

New Hampshire Connecticut Nevada Ohio Indiana Colorado

Viirgiiniia Kentucky

• Anthem BCBS Coverage

Full range of healthcare and • Regional business model specialty products • National capabilities

• Among the fastest growing • BCBS licenses in 9 states healthcare companies

• #1 market share in 8 of 9 states

• 12.5 million medical members

Executing a Simple Strategy

- Grow Profitable Enrollment
- Reduce Administrative Costs
- Optimize the Cost of Healthcare, While Improving the Health of Our Members
- Provide Distinctive Service
- Strong Cash Management

Drivers to Success

- Customers Are First
- Disciplined Focus
- Regional Model

Anthem

29

Profitable Enrollment Growth

9% Same Store CAGR, 1999 - 2004E

(In Millions)


6.3
7.3
7.9
11.1
11.9
12.5+
1999
2000
2001
2002
2003
2004E

Acquisition-related membership in the applicable year

Anthem

30

National Accounts

Gaining Strength in the Market Place

- Strong retention of existing accounts
- 30 new account wins for 1Q04

Value Proposition

- Blue Cross Blue Shield Brand
- Access to BlueCard networks nationwide
- ClaimsQuest
- Interactive Realtime Information System (IRIS)
- Dedicated Business Unit Model

31

Anthem

Specialty Product Opportunities

Cross Selling to Existing Customers

Membership (mm)	
Pharmacy	7.1
Dental	2.3
Life	0.9

New Specialty Products	
Behavioral Health	3.4
Vision	0.6

Total Benefit Solutions for Customers

Specialty membership as of March 31, 2004

32

Anthem

Administrative Expense Discipline

21.2%

19.6% 19.3% 18.9% 17.4%

2000 2001 2002 2003 1Q04

Strategies For Improvement

• Systems consolidation

• Shared service platform

• Investments in technology

• Process improvements

Managing Overall Health Status

Strategies All Healthy Members

• Advanced Care

Management At Risk Behaviors

• Disease Waiting to Happen

Management, identification Most of at-risk Complexly ill members Members

• Prevention and member education

• Wellness and product strategies

Optimizing the Cost of Care

Distribution of Medical Costs

25%

28%

4%

1%

Membership Medical Costs

Optimizing the Cost of Care

MyHealth@Anthem

Disease and Hospital Quality Advanced Care Programs Programs

Improving the IRIS Patient

Incentive Safety Reimbursement Health of our Program to Providers Members Health Advisor Physician Tools Collaboration Programs Addressing Rx Integration Variations in Patient Care

Excellent Customer Service

82

Best in Customer

Service 40

% of responses 30

24

5

Blues Company A Company B Company C Company D

74

Best in Claims

34

Processing 22 20

% of responses 2

Blues Company A Company B Company C Company D

Source: Smith Barney Health Benefit Survey, Sept. 29, 2003.

Strong Cash Management

Operating Cash Flow

($            in millions) $1,143 $991 $774 $655 $549 $342

2001 2002 2003

Net Income Cash Flow

Strong Financial Momentum

Diluted EPS


$6.90 - $7.00
$5.45
$4.51
$3.30
2001
2002
2003
2004E

Operating Revenue

($ in billions)


$18.3+
$16.5
$13.0
$10.1
2001
2002
2003
2004E

Anthem

39

Agenda

- WellPoint Profile
- Anthem Profile
- **Merger Summary**

Anthem

WELLPOINT

40

Transaction Summary

Consideration Per WLP Share:	1 ATH share + $23.80 cash
Name:	WellPoint, Inc.
Headquarters:	Indiana
Board Representation:	58% Anthem, 42% WellPoint
Chairman:	Leonard Schaeffer
President and CEO:	Larry Glasscock
Chief Financial Officer:	David Colby
Co-Heads of Integration:	Mike Smith, Alice Rosenblatt

Anthem

WELLPOINT

41

Leading Market Positions


ME
NH
MA
CT
WI
NV
CO
IL
IN
OH
MO
KY
VA
CA
GA
TX
Anthem
WellPoint
UNICARE and HealthLink >100K members

Anthem

WELLPOINT

42

Merger Benefits

Growth Opportunities

• Target individual products in ATH markets

– “Young invincibles”

– Early retirees

– Other uninsured

• Utilize ATH experience with national accounts

– ATH national accounts same store growth 1Q04 12% over 4Q03 1Q04 17% over 1Q03

– Multi-state employers focusing more on medical costs in addition to administrative expenses

– Enhanced e-commerce capabilities provide higher service levels

Merger Benefits

Growth Opportunities

• Increase penetration of PBM services

– Increased size enhances value proposition

– WLP PBM experienced with external sales

• Cross-sell other specialty product sales to existing members

• Utilize best practices in health improvement programs and contracting to better manage medical cost trends

– Information-based decision making

– National contracting (labs, DME, etc.)

Merger Benefits

Operating Synergies

• Recognize at least $250 million in pre-tax synergies

– Information technology $75 million +

– Specialty businesses $75 million +

– Operations $50 million +

– Corporate & Shared Services $50 million +

• Positioned to implement over 18—24 months: $50 million in 2004, $175 million in 2005, and $250 million in 2006

• Synergies represent approximately 4% to 5% of combined administrative expenses—consistent with prior transactions

Merger Update

• S-4 filed 11/26/2003 – “no-review” by SEC

• Approved in 9 of 11 states

– Form A’s filed with state regulators

• Hart Scott Rodino clearance

• BCBSA approval

• Shareholder meetings scheduled for June 28, 2004

• Anticipate mid-2004 closing

The Underwriting Cycle Is Becoming a Myth

• Generally self-inflicted cycles in the past

• Track records of underwriting discipline

• Industry consolidation since mid-90’s mitigates risk

• Fewer, more disciplined Blues

• Better prediction of medical costs

• Premium refunds better than underpricing

Disappearance of the Underwriting Cycle

Underwriting Results as        % of Revenue*

10.0% 8.0% 6.0% 4.0% 2.0% 0.0% -2.0% -4.0%

-6.0%

All Blue Plans ‘66 – ‘02

-8.0%

-10.0%

1966 1968 1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002

Source: BCBSA, 2002

WellPoint + Anthem . .. .

. . . A Very Compelling Transaction . . .

• Geographic diversification with strong local focus and national reach

• Diversified membership base

• Realize significant growth potential in ISG, national accounts and specialty businesses

• Leverage technology

– Enhance product offerings, customer service and relationships with physicians and hospitals

– Better data management for clinical decision-making

– Improve productivity

• Identified synergies lower administrative expenses